SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2

(Amendment No. __)

DIGITALGLOBE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

       25389M901

(CUSIP Number)

                   May 19, 2009

(Date of Event Which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 25389M901	13 G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Beach Point Capital Management LP (“Beach Point LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 4,773,240 **see Note 1**
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,773,240 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,773,240 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 25389M901	13 G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Beach Point GP LLC (“Beach Point LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 4,773,240**see Note 1**
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,773,240 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,773,240 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 25389M901	13 G	Page 4 of 11 Pages

ITEM 1.

(a)	Name of Issuer: DigitalGlobe, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1601 Dry Creek Drive, Suite 260

Longmont, Colorado 80503

ITEM 2.

(a)	Name of Person Filing:

Beach Point Capital Management LP (“Beach Point LP”)

Beach Point GP LLC (“Beach Point LLC”)

(b)	Address of Principal Business Office:

c/o Beach Point Capital Management LP

11755 Wilshire Boulevard
Suite 1400

Los Angeles, California 90025

(c)	Citizenship:

Beach Point LP	Delaware
Beach Point LLC	Delaware

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 25389M901

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(i)	Beach Point LP

☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(ii)	Beach Point LLC

☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 25389M901	13 G	Page 5 of 11 Pages

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

4,773,240 by each reporting person**see Note 1**

(b)	Percent of class:

10.6%, based on 44,871,007 shares of Common Stock, par value $0.001 per share of the Issuer outstanding as of May 19, 2009.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

4,773,240 by each reporting person**see Note 1**

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

4,773,240 by each reporting person**see Note 1**

** Note 1**

Beach Point LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain of Beach Point LP’s clients (the “Clients”). In its role as investment adviser, Beach Point LP possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. Beach Point LP disclaims beneficial ownership of such securities.

CUSIP No. 25389M901	13 G	Page 6 of 11 Pages

Beach Point LLC is the sole general partner of Beach Point LP. As a result, Beach Point LLC may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point LLC disclaims beneficial ownership of such securities.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

While Beach Point LP and Beach Point LLC may each be deemed the beneficial owner of the shares of Common Stock of the Issuer, each of the reporting persons is the beneficial owner of such stock on behalf of the numerous Clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. To the knowledge of each of the reporting persons, no such Client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock of the Issuer.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit I

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 25389M901	13 G	Page 7 of 11 Pages

ITEM 10.	Certifications

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25389M901	13 G	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2009

BEACH POINT CAPITAL MANAGEMENT LP

By: Beach Point GP LLC

its General Partner

By:	/s/ Lawrence M. Goldman

Name: Lawrence M. Goldman

Title: Chief Administrative Officer and General Counsel

BEACH POINT GP LLC

By:	/s/ Carl Goldsmith

Name: Carl Goldsmith

Title:	Managing Member

CUSIP No. 25389M901	13 G	Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit I - Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II	-	Joint Filing Agreement

CUSIP No. 25389M901	13 G	Page 10 of 11 Pages

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Beach Point GP LLC is the sole general partner and therefore control person of Beach Point Capital Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 25389M901	13 G	Page 11 of 11 Pages

EXHIBIT II

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of June 5, 2009, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.001 per share, of DigitalGlobe, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BEACH POINT CAPITAL MANAGEMENT LP

By: Beach Point GP LLC

its General Partner

By:	/s/ Lawrence M. Goldman

Name: Lawrence M. Goldman

Title: Chief Administrative Officer and General Counsel

BEACH POINT GP LLC

By:	/s/ Carl Goldsmith

Name: Carl Goldsmith

Title:	Managing Member